                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                 ____________

                                 FORM 12b-25
                          NOTIFICATION OF LATE FILING


(Check One):

[X] Form 10-K     [ ] Form 20-F   [ ] Form 11-K  [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: June 30, 2000

[ ] Transition Report on Form 10-K                   SEC FILE NUMBER
[ ] Transition Report on Form 20-F                       0-24242
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q                    CUSIP NUMBER
[ ] Transition Report on Form N-SAR                      743088

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I - REGISTRANT INFORMATION

                        Productivity Technologies Corp.
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              Full Name of Registrant (Former Name if Applicable)

                       206 South Main Street, 2nd Floor
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           Address of Principal Executive Offices (Street and Number)

                              Ann Arbor, MI 48104
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                          (City, State and Zip Code)

Part II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant is unable to timely file its annual report on Form 10-K for the period ended June 30, 2000 without unreasonable effort or expense due to audit related inventory examinations, the recent appointment of a new principal accounting officer and the additional time required for him to oversee the administration of the Registrant's accounting function.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Jesse A. Levine                 734                    996-1700
     ---------------                 ---                    --------
     (Name)                      (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                    [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant's revenues for the fiscal year ended June 30, 2000 are expected to be 2% lower than previous year end revenues principally as a result of low order volume at its wholly-owned subsidiary, Atlas Technologies, Inc. ("Atlas") during fiscal 2000, which the Registrant believes is a result of sluggish capital spending in the automotive industry. Cost of sales are expected to increase over year earlier numbers primarily due to cost overruns incurred by Atlas late in the production cycle. Interest expense for fiscal 2000 is expected to be 41% more than for fiscal 1999 due to higher financing requirements as a result of increased accounts receivable, inventories and work-in-process for Atlas, higher interest rates and the new indebtedness incurred by the Registrant for the purchase of Westland Control Systems, Inc. As a result of decreased revenues and increased costs, gross profit is anticipated to decrease 27% from fiscal 1999. The Registrant expects to incur a net loss of $256,280 for fiscal 2000 as compared to net income of $974,290 for fiscal 1999.

     Set forth below is a brief summary of the Registrant's estimated results for 2000 compared to actual results for 1999 (expressed in thousands, except per share data). The actual results are subject to modification upon completion of the audit.


                           Year Ended  June 30, 2000   Year Ended June 30, 1999
                           -------------------------   ------------------------

     Net sales                            $33,230          $34,001
     Cost of sales                         26,335           24,610
     Gross profit                           6,895            9,391
     SG&A                                   6,458            7,526
     Income (loss) from operations            437            1,865
     Net income (loss)                       (256)             974
     Net income (loss) per
       share of common stock                ($.10)            $.40

                        Productivity Technologies Corp.
                        -------------------------------
               (Name of Registrant as Specified in its Charter)

has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                               By:  /s/ Jesse Levine
                                   ------------------------
                                    Jesse Levine
                                    Chief Financial Officer


Date: September 28, 2000

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).